Exhibit 2.3

January 14, 2019

FC Global Realty Incorporated

2300 Computer Drive

Building G

Willow Grove, PA 19090

Re:       Agreement and Plan of Merger, dated November 8, 2018, between FC Global Realty, Inc. (“FC Global”), Gadsden Growth Properties, Inc. (“Gadsden”) and the other parties thereto, as amended by Amendment No. 1 thereto (the “Merger Agreement”). Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to them in the Merger Agreement.

Dear Mr. Stewart:

On or about the date hereof, FC Global is acquiring (the “Acquisition”) Series A Preferred Units of Gadsden Roseville LLC, a wholly-owned subsidiary of Gadsden (“Roseville”) for $350,000. The delivery of this letter is a condition to the consummation of the Acquisition.

Gadsden hereby acknowledges and agrees on behalf of itself and its affiliates who are parties to the Merger Agreement as follows:

1.	Gadsden consents to the Acquisition, including for purposes of Section 4.1 and 4.2 of the Merger Agreement.

2.	Gadsden consents to FC Global using $350,000 of its cash on hand to pay down its accrued expenses, including for purposes of Section 4.1 and 4.2 of the Merger Agreement.

3.	Gadsden agrees that instead of requiring FC Global to have $1.5 million in unrestricted cash at the Closing in accordance with Section 6.3(k) of the Merger Agreement, it shall only require FC Global to have $800,000 of unrestricted cash at the Closing.

4.	Gadsden agrees that in calculating the Closing NAV, FC Global will receive full credit for $1.5 million of unrestricted cash so long as it holds at least $800,000 of unrestricted cash at the Closing and, that otherwise, other than with respect to the Acquisition, the value and nature of its assets included in the Closing NAV calculation shall be consistent with the value and nature of its assets included in the Net Asset Value calculation under the NAV Process. For the avoidance of doubt, if FC Global has $800,000 of unrestricted cash at the Closing: (i) FC Global is given full credt for $1.5 million of unrestricted cash as described above; (ii) the value of FC Global’s interest in Roseville from the Acquisition shall not be counted toward the calculation of Closing NAV of FC Global as of the Closing; and (iii) the value of FC Global’s interest in Roseville from the Acquisition shall not reduce the Closing NAV of Gadsden as of the Closing.

5.	Gadsden acknowledges that FC Global owes to its board of directors accrued board fees in the approximate amount of $500,000 on the date hereof and agrees to pay one-half of all accrued board fees immediately upon consummation of the Merger and the balance of such accrued board fees in equal monthly installments over a six month period following the consummation of the Merger.

This letter agreement shall be treated as Amendment No. 2 to the Merger Agreement. Except as set forth herein, the Merger Agreement remains unchanged and in full force and effect. You may rely on the foregoing as our understanding and agreement with you.

Sincerely,

GADSDEN GROWTH PROPERTIES, INC.

By:	/s/ John Hartman
Name: John Hartman
Title: Chief Executive Officer

ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE
WRITTEN:

FC GLOBAL REALTY INCORPORATED

By:	/s/ Michael Stewart
Name: Michael Stewart
Title: Chief Executive Officer

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